Nuveen California AMT-Free Quality Municipal Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

May 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Elisabeth Bentzinger

Re:	Nuveen California AMT-Free Quality Municipal Income Fund (File Nos. 333-184971 and 811- 21212): Request for Withdrawal of Registration Statement on Form N-2

Ms. Bentzinger

On behalf of Nuveen California AMT-Free Quality Municipal Income Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the withdrawal of the Fund’s POS 8C filing (File No. 333-184971 and 811-21212), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2017 (via EDGAR Accession No. 0001193125-17-345678) (the “POS 8C Filing”). We are requesting that the POS 8C Filing be withdrawn so that new common shares may be registered through an N-2 filing made following the withdrawal of the POS 8C.

The POS 8C Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the POS 8C Filing. It is therefore in the best interest of the Fund and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the POS 8C Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Kathleen Macpeak at 202-373-6149.

Nuveen California AMT-Free Quality Municipal Income Fund

By: /s/ Gifford R. Zimmerman

Name: Gifford R. Zimmerman

Title: Vice President and Secretary